Relmada Therapeutics, Inc.

2222 Ponce de Leon Blvd., Floor 3

Coral Gables, FL 33134

(786) 629-1376

September 11, 2024

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: Relmada Therapeutics, Inc. Registration Statement on Form S-3 File No. 333-281877

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time on Thursday, September 12, 2024, or as soon thereafter as practicable.

Please contact Gregory Sichenzia, Esq. of Sichenzia Ross Ference Carmel LLP at (212) 398-1207, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

RELMADA THERAPEUTICS, INC.

By:	/s/ Sergio Traversa
Sergio Traversa
Chief Executive Officer